UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)
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                         GLOBAL MOTORSPORT GROUP, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   378937106
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                                 (CUSIP Number)

                    Wolf, Block, Schorr and Solis-Cohen LLP
                             111 South 15th Street
                             Philadelphia, PA 19102
                    Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

     On March 24, 1998, the Reporting Person filed preliminary proxy materials with the Securities and Exchange Commission in connection with its proposed solicitation of written consents to replace the current Board of Directors of the Company with its own nominees committed to selling the Company for the highest price reasonably available. Certain information about the nominees of the Reporting Person, other than Messrs. Alexander and Roger Grass, is set forth in Schedule I annexed hereto, which is incorporated herein by reference.

     On March 25, 1998, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, the Reporting Person requested Cede & Co., the record owner of shares of Common Stock beneficially owned by the Reporting Person, to demand the right to inspect certain books and records of the Company and to make copies and extracts therefrom. The purpose of the demand is to evaluate the current direction of the Company and its management, to ascertain the value of its shares of Common Stock, to determine whether to sell its shares or to acquire additional shares, and to communicate with other stockholders of the Company regarding matters relevant to stockholders. A copy of the demand letter is attached hereto as
Exhibit 2.

     On March 27, 1998, the Reporting Person sent a letter to Mr. Joseph Piazza, President and Chief Executive Officer of the Company, requesting a meeting to negotiate all aspects of the offer to acquire the Company. A copy of the letter is attached hereto as Exhibit 3.

Item 7.   Material to Be Filed as Exhibits.

          Item 7 is hereby amended to add the following:

              2. Demand to inspect certain books and records
                 of the Company, dated March 25, 1998.

              3. Letter to Joseph Piazza, dated March 27, 1998.

              4. Press Release issued by the Reporting Person on
                 March 24, 1998.

              5. Press Release issued by the Reporting Person on
                 March 25, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 27, 1998

                                            GOLDEN CYCLE, LLC

                                            By: /s/ Roger L. Grass
                                               ---------------------------------
                                                 Vice President and Treasurer

                                   SCHEDULE I

                           NOMINEES GOLDEN CYCLE, LLC

     The name, present principal occupation or employment and address of each of the nominees of Golden Cycle, LLC who are not officers or members is set forth below. Each such person is a citizen of the United States of America.

                         Present Principal
Name                     Occupation or Employment
----                     ------------------------

Aaron Brenner            During the last three years, Aaron Brenner has been a
1609 Appletree Road      a private investor.  Prior to 1996, Mr. Brenner served as
Harrisburg, PA 17110     President of M. Brenner & Son, Inc., a wholesale drug, candy and tobacco distributor.

H. Irwin Levy            H. Irwin Levy presently serves as President and
100 Century Blvd.        Chairman of the Board of Directors of Hilcoast
W. Palm Beach            Development Corp., a real estate developer, which position
Florida 33417            he has held since August 1992.  Mr. Levy also serves on the Board of Directors of CV Reit, Inc. and nStor Technologies, Inc.

George Lindemann         During the last five years, George Lindemann has served as
c/o Southern Union Co.   Chairman of the Board of Directors of Southern Union
504 Lavaca Street        Company, a gas utility company.
Austin, TX 78701

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.           Description
-----------           -----------

     2                Demand to inspect certain books and
                      records of the Company, dated March 25, 1998.

     3                Letter to Joseph Piazza, dated March 27, 1998.

     4                Press Release issued by the Reporting Person on March 24,
                      1998.

     5                Press Release issued by the Reporting Person on March 25,
                      1998.